Filed by CBOT Holdings, Inc. pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

[The following email was sent by Bernard W. Dan, President and Chief Executive Officer of CBOT Holdings, Inc., to CBOT employees on April 12, 2007]

Dear CBOT Employee,

I wanted to let you know that last night, CBOT Holdings, Inc announced that the Board of Directors has rescheduled the special meetings of CBOT Holdings stockholders and CBOT members to vote on the proposed merger with CME. The new date, previously scheduled for April 4, 2007, has been rescheduled for July 9, 2007. To view the full press release please visit http://onboard.cbot.com

Please note that the Board of Directors of CBOT Holdings, its special committees and the Board of Directors of the CBOT continue their reviews of the previously-announced unsolicited proposal from IntercontinentalExchange, Inc. (ICE). CBOT Holdings and CBOT have re-established the date of the special meetings to comply with their obligations under the terms of the merger agreement with CME.

Thanks and I will keep you posted on further developments as I am able.

Regards,

Bernie

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT Holdings”) and Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT Holdings and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT Holdings, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT Holdings stockholders in respect of the proposed transaction. Information regarding CBOT Holdings directors and executive officers is available in CBOT Holdings’ proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments, if any, may contain forward-looking information regarding CBOT Holdings, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT Holdings and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT Holdings and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT Holdings Stockholders or CME Stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT Holdings’ filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on CBOT Holdings’ website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.